[LETTERHEAD OF ARTISTdirect.com(TM)]

                                February 26, 2001

To Our Stockholders:

      ARTISTdirect, Inc. is offering to purchase up to 2,000,000 shares, or such lesser number of shares as are properly tendered, of our Common Stock from our existing stockholders. The price to be paid by ARTISTdirect will not be greater than $1.50 nor less than $1.25 per share, net to the seller in cash, without interest. We are conducting the tender offer through a procedure commonly referred to as a "Dutch auction." This procedure allows you to select the price within the $1.25 to $1.50 price range at which you are willing to sell your shares to us or to select the actual purchase price paid by ARTISTdirect, which could result in your receipt of a price per share as low as $1.25. We will determine the actual purchase price in accordance with the terms of the tender offer. All shares purchased under the tender offer will receive the same price within the $1.25 to $1.50 range. You may tender all or only a portion of your shares upon the terms and subject to the conditions of the tender offer, including the odd lot and proration provisions.

      The Board of Directors of ARTISTdirect has approved the tender offer on behalf of ARTISTdirect. However, neither ARTISTdirect nor its Board of Directors makes any recommendation to you as to whether you should tender or refrain from tendering your shares or as to the price or prices at which you should tender your shares. You must make your own decision as to whether to tender your shares and, if so, how many shares to tender and the price or prices at which your shares should be tendered.

      If you properly tender your shares directly to Mellon Investor Services LLC, our Depositary, and we purchase those shares under the tender offer, you will receive the net purchase price in cash, without interest, as promptly as practicable after the expiration of the tender offer.

      The terms and conditions of the tender offer are explained in detail in the enclosed Offer to Purchase and the related Letter of Transmittal. I encourage you to read these materials carefully and in their entirety before making any decision with respect to the tender offer. The instructions on how to tender shares are also explained in detail in the accompanying materials.

      Please note that the tender offer is distinct and different from the previously announced rescission offer pursuant to which we intend to offer to purchase the following rescission securities: options and shares of common stock issued upon the exercise of options which were granted pursuant to ARTISTdirect's 1999 Employee Stock Option Plan, 1999 Artist Stock Option Plan and 1999 Artist and Artist Advisor Option Plan prior to our initial public offering in March 2000. Subject to compliance with federal and state law, ARTISTdirect plans to commence the rescission offer after the tender offer has been completed. Only holders of rescission securities will be eligible to participate in the rescission offer. In addition, please note that if you hold shares which are eligible for the rescission offer and tender those shares in the tender offer and we purchase those shares in the tender offer, those shares will not be eligible to participate in the rescission offer. ARTISTdirect cannot make any recommendations as to whether you should participate in the tender offer or the rescission offer, or at all. However, you should be aware that the maximum price you would be able to obtain for your shares in the tender offer is $1.50, whereas in the rescission offer, we intend to purchase options at 20% of their exercise price, plus simple interest at 7% per year from the date of grant and intend to repurchase shares at 100% of their purchase price, plus simple interest at 7% per year from their date of issuance. The rescission securities were granted or issued with exercise or purchase prices ranging from $1.24 to $13.928. Accordingly, in most cases, holders of rescission securities would receive more for their securities under the rescission offer than under the tender offer.

      The tender offer will expire at 5:00 p.m., New York City time, on Friday, March 23, 2001, unless we extend the expiration date of the tender offer. If you have any questions regarding the tender offer or need assistance in tendering your shares, please contact Mellon Investor Services LLC, the Information Agent of the tender offer, at (888) 586-9162.

                               Very truly yours,


                               /s/ Marc P. Geiger

                               Marc P. Geiger
                               Chairman of the Board and Chief Executive Officer